PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

UNIT 3601, OFFICE TOWER A, BEIJING FORTUNE PLAZA
NO. 7 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

WRITER'S DIRECT DIAL NUMBER

212-373-3257

WRITER'S DIRECT FACSIMILE

212-492-0257

WRITER'S DIRECT E-MAIL ADDRESS

swilliams@paulweiss.com

MATTHEW W. ABBOTT
EDWARD T. ACKERMAN
ALLAN J. ARFFA
ROBERT A. ATKINS
DAVID J. BALL
JOHN F. BAUGHMAN
LYNN B. BAYARD
DANIEL J. BELLER
CRAIG A. BENSON
MITCHELL L. BERG
MARK S. BERGMAN
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
JAMES L. BROCHIN
RICHARD J. BRONSTEIN
DAVID W. BROWN
SUSANNA M. BUERGEL
PATRICK S. CAMPBELL*
JESSICA S. CAREY
JEANETTE K. CHAN
YVONNE Y. F. CHAN
LEWIS R. CLAYTON
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
CHARLES E. DAVIDOW
THOMAS V. DE LA BASTIDE III
ARIEL J. DECKELBAUM
ALICE BELISLE EATON
ANDREW J. EHRLICH
GREGORY A. EZRING
LESLIE GORDON FAGEN
MARC FALCONE
ROSS A. FIELDSTON
ANDREW C. FINCH
BRAD J. FINKELSTEIN
BRIAN P. FINNEGAN
ROBERTO FINZI
PETER E. FISCH
ROBERT C. FLEDER
MARTIN FLUMENBAUM
ANDREW J. FOLEY
HARRIS B. FREIDUS
MANUEL S. FREY
ANDREW L. GAINES
KENNETH A. GALLO
MICHAEL E. GERTZMAN
ADAM M. GIVERTZ
SALVATORE GOGLIORMELLA
ROBERT D. GOLDBAUM
NEIL GOLDMAN
CATHERINE L. GOODALL
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
UDI GROFMAN
NICHOLAS GROOMBRIDGE
BRUCE A. GUTENPLAN
GAINES GWATHMEY, III
ALAN S. HALPERIN
JUSTIN G. HAMILL
CLAUDIA HAMMERMAN
GERARD E. HARPER
BRIAN S. HERMANN
MICHELE HIRSHMAN
MICHAEL S. HONG
DAVID S. HUNTINGTON
AMRAN HUSSEIN
LORETTA A. IPPOLITO
BRIAN M. JANSON
JAREN JANGHORBANI
MEREDITH J. KANE
ROBERTA A. KAPLAN
BRAD S. KARP
PATRICK N. KARSNITZ
JOHN C. KENNEDY
BRIAN KIM
ALAN W. KORNBERG
DANIEL J. KRAMER
DAVID K. LAKHDHIR
STEPHEN P. LAMB*
JOHN E. LANGE
DANIEL J. LEFFELL
XIAOYU GREG LIU
JEFFREY D. MARELL
MARCO V. MASOTTI
EDWIN S. MAYNARD
DAVID W. MAYO
ELIZABETH R. McCOLM
MARK F. MENDELSOHN
WILLIAM B. MICHAEL
TOBY S. MYERSON
CATHERINE NYARADY
JANE B. O'BRIEN
ALEX YOUNG K. OH
BRAD R. OKUN
KELLEY D. PARKER
MARC E. PERLMUTTER
VALERIE E. RADWANER
CARL L. REISNER
LORIN L. REISNER
WALTER G. RICCIARDI
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
JACQUELINE P. RUBIN
RAPHAEL M. RUSSO
ELIZABETH M. SACKSTEDER
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
DALE M. SARRO
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JOHN M. SCOTT
STEPHEN J. SHIMSHAK
DAVID R. SICULAR
MOSES SILVERMAN
STEVEN SIMKIN
JOSEPH J. SIMONS
AUDRA J. SOLOWAY
SCOTT M. SONTAG
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
ROBYN F. TARNOFSKY
MONICA K. THURMOND
DANIEL J. TOAL
LIZA M. VELAZQUEZ
MARIA T. VULLO
ALEXANDRA M. WALSH*
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
BETH A. WILKINSON
STEVEN J. WILLIAMS
LAWRENCE I. WITDORCHIC
MARK B. WLAZLO
JULIA MASON WOOD
JENNIFER H. WU
JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
TAURIE M. ZEITZER
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR

April 17, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Children’s Place, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 13th, 2015 by The Children’s Place, Inc.
File Number: 000-23071

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 16, 2015 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, The Children’s Place, Inc. (the “Company”), and we provide the following responses on the Company’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Stockholders

1.	Rule 14a-6(e)(1) requires that the cautionary language appearing in capitalized typeface in the color Red to be placed upon the proxy statement. Rule 14a-101 specifies the disclosure requirements for the proxy statement, and the cover letter to stockholders is not included therein as a required disclosure. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1), or advise.

Nicholas P. Panos Securities and Exchange Commission April 17, 2015	2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the letter to stockholders and Proxy Statement accordingly. Please see the revised disclosure on the first page of the Proxy Statement.

2.	Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at page one of the preliminary proxy statement and the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself. Please revise or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has deleted the statement at the bottom of the cover letter to stockholders.

Board Nominees, page 12

3.	Advise us, with a view toward revised disclosure, whether each of the director nominees has consented to being named in the proxy statement and to serve if elected. The disclosure appearing in the penultimate paragraph at page 62 does not fulfill this requirement. See Rule 14a-4(d)(1) and (d)(4) of Regulation 14A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 61 of the Proxy Statement.

Stock Ownership, page 58

4.	Advise us, with a view toward revised disclosure, why the presentation of the beneficial ownership information has been introduced “substantially in the [same] tabular form” as specified by Item 403 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the table accordingly. Please see the revised table on page 58 of the Proxy Statement.

Proposal Three: Advisory Vote on named Executive Compensation (“Say on Pay”),

5.	Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 64 of the Proxy Statement.

Miscellaneous Information Regarding Participants, page 71

6.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of the participants has provided the Company with a completed questionnaire confirming that there are no such convictions.

Nicholas P. Panos Securities and Exchange Commission April 17, 2015	3

Form of Proxy

7.	Please clearly mark the form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the form of proxy accordingly. Please see the revised form of proxy.

8.	As discussed by telephone on April 15th, 2015, please confirm that the form of proxy will include all of the disclosures relating to the use of the discretionary authority permitted by Rule 14a-4(b) and ensure that the disclosure within the form of proxy regarding the use of such discretionary authority is consistent with that appearing in the proxy statement.

The Company acknowledges the Staff’s comment and confirms that it has included all of the disclosures relating to the use of discretionary authority permitted by Rule 14a-4(b) and respectfully advises the Staff that it has revised the form of proxy in a manner consistent with the disclosure appearing in the Proxy Statement. Please see the revised form of proxy.

9.	We noticed the disclosures relating to the fact that an executed proxy specifically does not empower the Proxy Committee to vote in their discretion on “any other matters that may properly come before the meeting.” Please confirm for us that the registrant does not plan to have its Proxy Committee use the discretionary authority available under Rule 14a-4(c). To the extent that upon further review, the registrant does intend for its Proxy Committee to have the option of using this discretionary authority, please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c) and providing the disclosure required by Rule 14a-4(c)(1).

We understand that Rule 14a-4(c)(1) sets forth the rules applicable to the exercise of discretionary authority with respect to proxies solicited by the Board of the Company. We note that the notice deadline for stockholder proposals pursuant to the Company’s Bylaws has already passed and the Company has not received notice of any other proposals or matters to be presented at the Annual Meeting. If the Company hereafter receives notice of any other proposal or matter to be presented at the Annual Meeting, the notice of such proposal or matter will be received after the 45-day deadline set forth in Rule 14a-4(c)(1) and, therefore, the proxies solicited by the Board of the Company will be entitled to exercise discretionary authority to vote on such proposal or matter.

We have revised the form of proxy as well as the disclosure set forth in the “Questions and Answers About the Annual Meeting and Voting” section of the Proxy Statement (see page 6) to provide additional clarification regarding the foregoing.

10.	The Notice of Annual Meeting of Stockholders includes four meeting purposes, the last of which is to consider “and act upon other business…” This disclosure needs to be reconciled with the outcome of the registrant’s determination with respect comment nine above).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the form of proxy to provide that the proxies will have discretionary authority to vote upon other business as may properly come before the meeting. Please see the revised form of proxy.

Nicholas P. Panos Securities and Exchange Commission April 17, 2015	4

* * * * *

Additionally, in accordance with your request, the Company hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3257 or my partner Robert B. Schumer at (212) 373-3097.

Very truly yours,

/s/ Steven J. Williams

Steven J. Williams